dLocal Reports Second Quarter 2026 Financial Results

TPV reached nearly US$18 billion (+92% year-over-year), the 7th consecutive quarter of 50%+ growth, and continued acceleration over the last 5 quarters.
Record gross profit: US$127 million (+29% year-over-year).
Operating profit: US$64 million (+15% year-over-year), with Operating Profit/Gross Profit ratio reaching 50% (+6 p.p. quarter-over-quarter); operating leverage to improve in the second half of 2026.
Net income at US$55 million (+28% year-over-year), diluted EPS $0.18 (vs. $0.14 in 1Q26).
Adj. Free Cash Flow US$69 million (+41% year-over-year), Adj. FCF/Net income conversion of 125%.
Guidance update: TPV guidance raised to 60–70% year-over-year and Gross profit to 25–30% year-over-year; Operating profit guidance maintained at 27.5–32.5% year-over-year.

Montevideo, Uruguay, August 13, 2026 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), the leading cross-border financial infrastructure platform connecting global merchants to emerging markets, today announced its financial results for the second quarter ended June 30, 2026.
dLocal’s management team will host a conference call and audio webcast on August 13, 2026 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.
The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

“TPV growth has remained above 50% year-over-year for seven consecutive quarters, with the last three quarters at or above 70%. Growth has also accelerated over the past five quarters, reaching its highest year-over-year rate in four years. Although the pace and scale of this growth will naturally create more demanding comparisons as we move through the second half of the year and into 2027, what we are seeing today reflects the positive returns on the investments we have made in our platform and portfolio of licenses. It is also a testament to the trust merchants place in us as they build and grow across emerging markets,” said Pedro Arnt, CEO of dLocal.

Second quarter 2026 financial highlights
dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

●Total Payment Volume (“TPV”) reached US$17.7 billion in the second quarter of 2026, up 92% year-over-year compared to US$9.2 billion in the second quarter of 2025 and up 26% compared to US$14.1 billion in the first quarter of 2026. In constant currency, TPV growth for the period would have been 80% year-over-year.
●Revenues amounted to US$399.7 million, up 56% year-over-year compared to US$256.5 million in the second quarter of 2025 and up 19% compared to US$335.9 million in the first quarter of 2026. In constant currency, revenue growth for the period would have been 50% year-over-year. The quarter-over-quarter comparison was driven by volume growth.
●Gross profit was US$127.2 million in the second quarter of 2026, a new record, up 29% compared to US$98.9 million in the second quarter of 2025 and up 7% compared to US$118.7 million in the first quarter of 2026. In constant currency, gross profit growth for the period would have been 23% year-over-year. The quarterly comparison was driven by (i) Brazil, supported by the ramp-up of ride-hailing and travel merchants alongside sustained e-commerce growth; (ii) Argentina, driven by broad-based growth across e-commerce, ride-hailing and on-demand delivery, as well as lower advancement costs; partially offset by (iii) Mexico, with large Tier 0 merchants hitting higher volume pricing tier along with cost pressure. Underlying volume and revenue growth (64% YoY) remain solid; and (iv) Africa and Asia, with lower contribution from higher FX spread markets (Mozambique and Vietnam) and one-off cost increase in Nigeria.
●As a result, gross profit margin was 32% in this quarter, compared to 39% in the second quarter of 2025 and 35% in the first quarter of 2026.
●Gross profit over TPV was at 0.72%, decreasing from 1.07% in the second quarter of 2025 and from 0.84% in the first quarter of 2026, reflecting the higher local-to-local share, the ramp-up of large merchants, and the natural margin dynamics of scaling volume with established merchants and into new payment methods, products, and countries.
●Operating expenses reached US$63.0 million for the second quarter of 2026, up 46% year-over-year and down 4% quarter-over-quarter. The year- over-year increase reflects the annualization of investments made in the second half of 2025, higher average salaries driven by the annual merit cycle and a limited number of senior strategic hires, and higher marketing spend concentrated in the first half around the World Cup campaign and large merchant events. The sequential decrease partly reflects the absence of the US$4.4 million non-recurring prior-year tax item recorded in OPEX in the first quarter of 2026.
●As a result, Operating profit was US$64.2 million, up 15% year-over-year and 22% quarter-over- quarter. The Operating Profit to Gross Profit ratio was 50%, up 6 p.p. quarter-over-quarter compared to 44% as reported in the first quarter of 2026 and down 6 p.p. year-over-year compared to 56% as reported in the second quarter of 2025.
●Net financial result was a US$2.3 million gain, compared to a net finance loss of US$3.8 million in the second quarter of 2025 and a net finance gain of US$5.2 million in the first quarter of 2026.
●Our effective income tax rate for the period was approximately 16%, in line with the second quarter of 2025 and lower when compared to 26% for the first quarter of 2026, which was elevated by the non-recurring prior-period adjustment, as explained in the previous quarter.
●Net income for the second quarter of 2026 was US$54.8 million, or US$0.18 per diluted share, up 28% compared to a profit of US$42.8 million, or US$0.14 per diluted share, for the second quarter of 2025, and up 31% compared to a profit of US$41.9 million, or US$0.14 per diluted share, for the first quarter of 2026. The quarterly comparison is explained by higher operational profit and lower tax expenses.
●Adjusted free cash flow for the second quarter of 2026 amounted to US$68.5 million, up 41% year-over-year compared to US$48.4 million in the second quarter of 2025, and up substantially compared to US$14.7 million in the first quarter of 2026. The improvement reflects the normalization of the temporary working-capital effects (including timing in tax-credit netting and receivables from advancement operations) that had weighed on the first quarter of 2026.
●As of June 30, 2026, dLocal had US$794.9 million in total cash and cash equivalents, which includes US$369.1 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$115.3 million from US$253.8 million as of June 30, 2025. When compared to the US$451.8 million Corporate cash and cash equivalents position as of March 31, 2026, it decreased by US$82.7 million quarter-over-quarter, explained by the dividends payment and execution of the share repurchase program. Under the $300 million program authorized in March 2026, the Company has repurchased approximately 6.9 million Class A shares for US$86.1 million through the end of the second quarter.
●Before the date of this release, and following the Board of Directors’ approval of the Company’s financial statements for the second quarter of 2026, ended June 30, 2026, on August 12, 2026 we entered into a credit agreement with certain of our subsidiaries as initial guarantors and the lenders party thereto, providing for a U.S.$150.0 million senior unsecured credit facility. The facility matures on August 14, 2029, and is repayable in 11 equal, quarterly installments of US$13.6 million each, plus interest, commencing six months following the borrowing date, as specified in the Credit Agreement. Interest accrues at Term SOFR (Secured Overnight Financing Rate) plus 2.00% per annum. The proceeds of the facility are intended to be used for general corporate purposes.

The following table summarizes our key performance metrics:

	Three months ended on June 30			Six months ended on June 30
	2026	2025	% change	2026	2025	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	17,694	9,212	92%	31,749	17,319	83%
Revenue	399.7	256.5	56%	735.5	473.2	55%
Gross Profit	127.2	98.9	29%	245.8	183.8	34%
Gross Profit margin	32%	39%	-7p.p	33%	39%	-5p.p
Operating Profit	64.2	55.8	15%	116.9	101.6	15%
Operating Profit/Gross Profit	50%	56%	-6p.p	48%	55%	-8p.p
Net Income	54.8	42.8	28%	96.7	89.5	8%
Net Income margin	14%	17%	-3p.p	13%	19%	-6p.p

Adjusted Free Cash Flow reconciliation

We calculate “Adjusted Free Cash Flow” as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended June 30, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended June 30, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended June 30, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets.

Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure.

The table below presents a reconciliation of dLocal’s Adjusted Free Cash Flow reconciliation:

$ in thousands (except percentages)	Three months ended on June 30		Six months ended on June 30
	2026	2025	2026	2025
Net cash (used in ) / generated from operating activities	140,522	124,459	233,304	219,872
Changes in working capital (merchant)¹	(62,064)	(67,578)	(130,455)	(115,748)
Capital expenditures²	(9,910)	(8,434)	(19,649)	(15,946)
Adjusted Free Cash Flow	68,548	48,447	83,200	88,176

Note: 1 Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. 2 Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets.

dLocal Limited
Certain financial information
Consolidated Statements of Comprehensive Income for the three-month and six-month periods ended June 30, 2026 and 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Three months ended on June 30		Six months ended on June 30
	2026	2025	2026	2025
Continuing operations
Revenues	399,664	256,458	735,526	473,217
Cost of services	(272,514)	(157,573)	(489,692)	(289,453)
Gross profit	127,150	98,885	245,834	183,764

Technology and development expenses	(13,298)	(7,380)	(25,422)	(14,147)
Sales and marketing expenses	(9,892)	(4,842)	(19,811)	(11,977)
General and administrative expenses	(36,460)	(27,003)	(79,117)	(51,327)
Impairment (loss)/gain on financial assets	(1,430)	(1,415)	(2,210)	(1,801)
Other operating loss	(1,909)	(2,480)	(2,341)	(2,902)
Operating profit	64,161	55,765	116,933	101,610
Finance income	5,067	11,110	15,824	23,338
Finance costs	(2,757)	(14,895)	(8,355)	(20,154)
Inflation adjustment	(1,483)	(984)	(2,869)	(1,869)
Other results	827	(4,769)	4,600	1,315
Profit before income tax	64,988	50,996	121,533	102,925
Income tax expense	(10,213)	(8,188)	(24,822)	(13,450)
Profit for the period	54,775	42,808	96,711	89,475

Profit attributable to:
Owners of the Group	54,638	42,810	96,612	89,440
Non-controlling interest	137	(2)	99	35
Profit for the period	54,775	42,808	96,711	89,475

Earnings per share (in USD)
Basic Earnings per share	0.19	0.15	0.33	0.31
Diluted Earnings per share	0.18	0.14	0.33	0.30

Other comprehensive Income
Items that are or may be reclassified to profit or loss:	-
Exchange difference on translation on foreign operations	1,805	4,303	4,852	7,829
Other comprehensive income for the period, net of tax	1,805	4,303	4,852	7,829
Total comprehensive income for the period	56,580	47,111	101,563	97,304

Total comprehensive income for the period is attributable to:
Owners of the Group	56,520	47,010	101,462	97,184
Non-controlling interest	60	101	101	120
Total comprehensive income for the period	56,580	47,111	101,563	97,304

dLocal Limited
Certain financial information
Consolidated Statements of Financial Position as of June 30, 2026 and 2025
(All amounts in thousands of U.S. dollars)

	2026	2025
	on June 30, 2026	on June 30, 2025
ASSETS
Current Assets
Cash and cash equivalents	794,943	476,939
Financial assets at fair value through profit or loss	79,214	125,526
Trade and other receivables	1,149,456	487,320
Derivative financial instruments	169	691
Other assets	25,055	29,888
Total Current Assets	2,048,837	1,120,364

Non-Current Assets
Trade and other receivables	24,737	14,698
Deferred tax assets	4,173	5,961
Property, plant and equipment	3,864	4,208
Right-of-use assets	2,752	4,124
Intangible assets	94,850	68,165
Goodwill	6,550	-
Other assets	5,782	3,792
Total Non-Current Assets	142,708	100,948
TOTAL ASSETS	2,191,545	1,221,312

LIABILITIES
Current Liabilities
Trade and other payables	1,554,943	691,081
Lease liabilities	1,113	1,201
Tax liabilities	19,351	14,330
Derivative financial instruments	1,928	2,555
Financial liabilities	64,632	56,806
Provisions	759	544
Total Current Liabilities	1,642,726	766,517

Non-Current Liabilities
Deferred tax liabilities	6,676	3,918
Lease liabilities	1,626	2,696
Total Non-Current Liabilities	8,302	6,615
TOTAL LIABILITIES	1,651,028	773,131

EQUITY
Share Capital	576	587
Share Premium	-	192,820
Treasury Shares	-	(200,980)
Capital Reserve	55,453	39,241
Other Reserves	(11,035)	(13,190)
Retained earnings	495,254	429,482
Total Equity Attributable to owners of the Group	540,248	447,960
Non-controlling interest	269	220
TOTAL EQUITY	540,517	448,180
TOTAL EQUITY AND LIABILITIES	2,191,545	1,221,312

dLocal Limited
Certain interim financial information.
Consolidated Statements of Cash flows for the the three-month and six-month periods ended June 30, 2026 and 2025
(All amounts in thousands of U.S. dollars)

	Three months ended on June 30		Six months ended on June 30
	2026	2025	2026	2025
Cash flows from operating activities
Profit before income tax	64,988	50,996	121,533	102,925
Adjustments:
Interest Income from financial instruments	(5,067)	(5,976)	(15,657)	(11,083)
Interest charges for lease liabilities	53	41	110	82
Other interests charges	(752)	1,568	6,760	2,452
Finance expense related to derivative financial instruments	2,932	3,177	3,632	3,591
Net exchange differences	469	9,765	(2,147)	13,908
Fair value loss/(gain) on financial assets at FVPL	-	(4,791)	(167)	(12,134)
Amortization of Intangible assets	7,328	5,055	14,390	9,639
Depreciation and disposals of PP&E and right-of-use	608	485	1,261	1,188
Share-based payment expense, net of forfeitures	6,489	4,911	12,555	10,931
Other operating gain	1,909	2,480	2,341	2,902
Net Impairment loss/(gain) on financial assets	1,430	1,415	2,210	1,801
Inflation adjustment and other financial results	2,187	3,180	5,050	9,265
	82,574	72,306	151,871	135,467
Changes in working capital
Increase in Trade and other receivables	(410,436)	(13,046)	(580,738)	8,036
Decrease / (Increase) in Other assets	(4,265)	1,175	(18,544)	2,200
Increase / (Decrease) in Trade and Other payables	495,664	76,948	700,507	93,294
Increase / (Decrease) in Tax Liabilities	(7,261)	(2,928)	2,316	(1,963)
Increase / (Decrease) in Provisions	298	1	326	44
Cash (used) / generated from operating activities	156,575	134,457	255,738	237,078
Income tax paid	(16,052)	(9,998)	(22,434)	(17,206)
Net cash (used) / generated from operating activities	140,522	124,459	233,304	219,872

Cash flows from investing activities
Acquisitions of Property, plant and equipment	(241)	(515)	(763)	(1,460)
Additions of Intangible assets	(9,669)	(7,919)	(18,886)	(14,486)
Acquisition of financial assets	(65,164)	(92,090)	(92,040)	(133,464)
Collections of financial assets	83,153	86,554	111,123	133,970
Interest collected from financial instruments	5,067	5,977	15,657	11,083
Cash acquired in a business combination	791	-	791	-
Payments for investments in other assets at FVPL	-	(2,500)	-	(12,500)
Net cash (used in) / generated investing activities	13,936	(10,493)	15,882	(16,857)

Cash flows from financing activities
Repurchase of shares	(75,940)	-	(86,062)	-
Share-options exercise paid	65	940	257	940
Dividends paid	(57,211)	(149,982)	(57,211)	(149,982)
Interest payments on lease liability	(53)	(41)	(110)	(82)
Principal payments on lease liability	382	(478)	(366)	(1,141)
Finance expense paid related to derivative financial instruments	601	(1,948)	(3,300)	(5,080)
Net proceeds from financial liabilities	(47,619)	6,224	(22,266)	12,014
Interest payments on financial liabilities	5,306	(3,835)	-	(6,001)
Other finance expense paid	591	(1,399)	(6,864)	(2,113)
Net cash used in by financing activities	(173,878)	(150,520)	(175,922)	(151,445)
Net increase in cash flow	(19,419)	(36,554)	73,264	51,570

Cash and cash equivalents at the beginning of the period	815,605	511,506	719,897	425,172
Net (decrease)/increase in cash flow	(19,419)	(36,554)	73,264	51,570
Effects of exchange rate changes on inflation and cash and cash equivalents	(1,243)	1,987	1,782	197
Cash and cash equivalents at the end of the period	794,943	476,939	794,943	476,939
About dLocal
dLocal builds financial infrastructure for markets of the future, connecting global enterprises with billions of emerging market consumers in more than 60 countries across high-growth markets in Africa, Asia, the Middle East, and Latin America. Through the "One dLocal" concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage multiple local entities and integrations. For more information, visit www.dlocal.com

Forward-looking statements
This presentation may contain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and operating profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Starting in 2026, we provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, tax position, and non-cash depreciation and amortization charges.

Investor Relations Contact:
investor@dlocal.com

Media Contact:
media@dlocal.com

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The second quarter financial information in this press release has not been audited nor has it been subject to any limited review procedures, whereas the annual results for the year ended December 31, 2025 are audited.